                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                   FORM 11-K

                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE PLAN YEAR ENDED DECEMBER 31, 1998




                           COMMISSION FILE NO: 1-9223




                       SERVICE MERCHANDISE COMPANY, INC.
                          SAVINGS AND INVESTMENT PLAN




                       SERVICE MERCHANDISE COMPANY, INC.
                P.O. BOX 24600, NASHVILLE, TENNESSEE 37202-4600
                               (MAILING ADDRESS)
           7100 SERVICE MERCHANDISE DRIVE, BRENTWOOD, TENNESSEE 37027
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

SERVICE MERCHANDISE COMPANY, INC.
SAVINGS AND INVESTMENT PLAN


TABLE OF CONTENTS
-------------------------------------------------------------------------------

                                                                           PAGE
INDEPENDENT AUDITORS' REPORT                                                3

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
  DECEMBER 31, 1998 AND 1997:

  Statements of Net Assets Available for Benefits                           4

  Statements of Changes in Net Assets Available for Benefits                5

  Notes to Financial Statements                                            6-13

  Signatures                                                                14

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED
  DECEMBER 31, 1998:

  Schedule I - Line 27a - Schedule of Assets Held for Investment Purposes   15

  Schedule II - Line 27d - Schedule of Reportable Transactions              16

CONSENT:

NOTE: Other schedules not included have been omitted as they are not applicable.

INDEPENDENT AUDITORS' REPORT


Employee Benefits Committee
Service Merchandise Company, Inc.
  Savings and Investment Plan
Nashville, Tennessee

We have audited the accompanying statements of net assets available for benefits of the Service Merchandise Company, Inc. Savings and Investment Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes and (2) reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




DELOITTE & TOUCHE LLP
Nashville, Tennessee
June 8, 1999

SERVICE MERCHANDISE COMPANY, INC.
SAVINGS AND INVESTMENT PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 AND 1997
-----------------------------------------------

                                                             1998            1997
ASSETS:
 Investments, at fair value:
  Shares of registered investment companies               $72,453,920     $70,327,287
  Shares of Service Merchandise Company, Inc. common
   stock                                                      906,950       5,584,762
  Participant notes receivable                              5,030,526       4,593,367
                                                          -----------     -----------

     Total investments                                     78,391,396      80,505,416
                                                          -----------     -----------

Receivables:
 Participants' contributions                                  137,815         156,353
 Employer's contributions                                          --          23,934
 Interest                                                       7,916           7,246
                                                          -----------     -----------
     Total receivables                                        145,731         187,533
                                                          -----------     -----------

       Total assets                                        78,537,127      80,692,949
                                                          -----------     -----------

LIABILITIES:
 Payable to participants                                       56,338         139,961
                                                          -----------     -----------
       Total liabilities                                       56,338         139,961
                                                          -----------     -----------
NET ASSETS AVAILABLE FOR BENEFITS                         $78,480,789     $80,552,988
                                                          ===========     ===========

The accompanying notes are an integral part of these financial statements.

SERVICE MERCHANDISE COMPANY, INC.
SAVINGS AND INVESTMENT PLAN


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------

                                                             1998            1997
Additions to net assets attributed to:
 Investment income:
  Net depreciation in fair value of investments          $(4,868,365)     $   (464,883)
  Dividends and interest                                   5,878,775         6,206,632
                                                         -----------      ------------
                                                           1,010,410         5,741,749
                                                         -----------      ------------

 Contributions:
  Participants'                                            8,002,653         8,410,519
  Employer's                                                 584,135         1,216,103
                                                         -----------      ------------
                                                           8,586,788         9,626,622
                                                         -----------      ------------

    Total additions                                        9,597,198        15,368,371
                                                         ------------      -----------

Deductions from net assets attributed to:
 Benefits paid to participants                            11,503,467        14,079,225
 Administrative expenses                                     165,930           171,311
                                                         -----------       -----------

    Total deductions                                      11,669,397        14,250,536
                                                         -----------       -----------

Net (decrease) increase                                   (2,072,199)        1,117,835

Net assets available for benefits:
 Beginning of year                                        80,552,988        79,435,153
                                                         -----------       -----------

 End of year                                             $78,480,789       $80,552,988
                                                         ===========       ===========

The accompanying notes are an integral part of these financial statements.

SERVICE MERCHANDISE COMPANY, INC.
SAVINGS AND INVESTMENT PLAN


NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


1.  DESCRIPTION OF PLAN

    The Service Merchandise Company, Inc. Savings and Investment Plan (the "Plan") is a qualified defined contribution plan under section 401(a) and 401(k) of the Internal Revenue Code covering eligible associates of Service Merchandise Company, Inc. (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

    The following brief description of the Plan is intended to give a general summary of its principal provisions. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

    ELIGIBILITY - All associates are eligible upon completing one year of qualified service, as defined in the Plan agreement, and reaching a minimum age of 21.

    CONTRIBUTIONS - Associates may contribute through salary deferral from 1% to 15% of their annual pretax salary up to the maximum amount allowed by law. The Plan provides for a matching contribution to be made by the Company based on the ratio of "net profit," as defined, to net sales of the Company for the fiscal year corresponding with the previous Plan year. "Net profit" is defined as the Company's net profit 1) excluding any additional interest and expenses attributable to the Company's 1989 recapitalization
    2) excluding the provision for income taxes and any extraordinary items and
    3) excluding the pretax charge for restructuring costs taken in the first quarter of 1997 pursuant to a business restructuring plan adopted on March 25, 1997.

    NET PROFIT AS A PERCENTAGE OF COMPANY
     SALES FOR FISCAL YEAR CORRESPONDING                     EMPLOYER MATCH
           WITH PREVIOUS PLAN YEAR                             PERCENTAGE
    -------------------------------------                    --------------
                     0%                                              0%
       Greater than 0% but less than 1%                             10%
         1% or more but less than 2%                                20%
         2% or more but less than 3%                                30%
         3% or more but less than 4%                                40%
                 4% or more                                         50%

    The Company's maximum matching contribution is limited to the first 6% of a participant's compensation, as defined in the Plan. In accordance with the aforementioned calculation, the Company's matching contribution was 10% and 20% for the 1998 and 1997 Plan years, respectively.

    VESTING - Participants are immediately 100% vested in all associate and Company contributions.

    PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and the Company's matching contribution. Plan earnings are allocated based on the participant's pro-rata share of each investment fund.

INVESTMENT OPTIONS - Under the Plan, participants have a variety of investment options available. The mutual fund options are proprietary products of T. Rowe Price, the investment manager and Plan trustee.

Participants may invest their account in minimum whole increments of 1% in any of the following investment options:

    Service Merchandise Company, Inc. Common Stock consisting exclusively of the Company's registered common stock.

    New Income Fund consisting primarily of income-producing investment-grade debt securities.

    U.S. Treasury Fund consisting exclusively of short-term U.S. government-backed securities, primarily U.S. Treasuries.

    Equity Income Fund consisting primarily of dividend-paying common stocks, with emphasis on established companies, with prospects for both increasing dividends and capital appreciation.

    Capital Appreciation Fund consisting of investments in common stocks believed by T. Rowe Price to be undervalued in relation to various measures, such as assets or earnings, and also investments in fixed income and other securities.

    Spectrum Growth Fund consisting of investments in primarily T. Rowe Price domestic stock funds and also in a T. Rowe Price foreign stock fund.

    Balanced Fund consisting of approximately 60% in common stocks and the balance in fixed income securities and cash reserves.

    New Horizons Fund consists primarily of common stocks of small, rapidly growing companies.

    International Stock Fund consists of common stocks of established, non-U.S. companies.

On March 18, 1999, the Plan was amended to remove the Company's common stock as an investment option for future contributions or changes in participant investment elections.

Earnings from the funds, consisting primarily of interest and dividends, are automatically reinvested in their respective fund.

At December 31, 1998, there were a total of 5,058 participants in the Plan. Employee participation, by fund, at December 31, 1998 was as follows:

          Service Merchandise Company, Inc.
           Common Stock                            2,088
          New Income Fund                          1,688
          U.S. Treasury Fund                       2,109
          Equity Income Fund                       2,806
          Capital Appreciation Fund                1,362
          Spectrum Growth Fund                     1,922
          Balanced Fund                            1,259
          New Horizons Fund                          257
          International Stock Fund                   150

     LOANS TO PARTICIPANTS - Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lessor of $50,000 or 50% of their account balances. Loan transactions are treated as a transfer to
     (from) the investment fund and (from) to the Participant Loan Account. The loans are secured by the participant's account and bear interest at a rate on the date of loan origination which is comparable to the interest rate charged by lending institutions for loans made under similar circumstances as determined by the Plan trustee. Interest rates on outstanding participant loans range from 7.0% to 12.5% at December 31, 1998 and 1997. Principal and interest are paid ratably through weekly payroll deductions. Loan repayment periods generally range from one to five years. At December 31, 1998, 1,975 participants had loans outstanding from the Plan.

     PAYMENT OF BENEFITS - Upon termination of employment prior to retirement, all participant balances less than $5,000 are distributed in a lump-sum amount. Balances $5,000 and above may, at the participant's option, be distributed in a lump-sum or held until retirement. Upon becoming permanently and totally disabled or upon normal retirement, the participant has the option of receiving his or her balance as a lump-sum, in installments, or as a combination. Distributions upon the death of a participant are paid in a lump-sum amount.


     As of December 31, 1998 and 1997, net assets available for benefits included $1,518,266 and $1,579,553, respectively, due to participants who have withdrawn from participation in the Plan.


2.   SUMMARY OF ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The Plan's financial statements are prepared under the accrual method of accounting.

     INVESTMENTS are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company's common stock is valued at its quoted market price at year-end. Participant notes receivable are valued at cost which approximates fair value.

     PAYMENTS OF BENEFITS - Benefits are recorded when paid.

     NET DEPRECIATION IN FAIR VALUE OF INVESTMENTS includes both realized and unrealized (depreciation) appreciation.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, such as investments, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.   FUND INFORMATION


     The net assets available for benefits as of December 31, 1998 and 1997 and changes in net assets available for benefits for the years ended December 31, 1998 and 1997 by investment option/fund are as follows:



NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                         Service
                                       Merchandise
                                      Company, Inc.     New         U.S.        Equity       Capital      Spectrum
                                         Common        Income     Treasury      Income     Appreciation    Growth      Balanced
                                          Stock        Fund*        Fund*        Fund*        Fund*         Fund*        Fund*
                                      -------------  ----------  -----------  -----------  ------------  -----------  ----------
ASSETS:
 Investments, at fair value:
  Shares of registered investment
    companies                            $     --    $9,602,304  $14,565,945  $26,181,531   $5,525,628   $10,219,860  $5,551,362
  Shares of the Service Merchandise
    Company, Inc. common stock            906,950            --           --           --           --            --          --
  Participant notes receivable                 --            --           --           --           --            --          --
                                         --------    ----------  -----------  -----------   ----------   -----------  ----------
      Total investments                   906,950     9,602,304   14,565,945   26,181,531    5,525,628    10,219,860   5,551,362
                                         --------    ----------  -----------  -----------   ----------   -----------  ----------


Receivables:
  Participants' contributions              11,864        14,394       20,842       39,274       12,232        22,804      11,867
  Employer's contributions                     --            --           --           --           --            --          --
  Interest                                    802           849        1,877        2,182          558         1,077         464
                                         --------    ----------  -----------  -----------   ----------   -----------  ----------
      Total receivables                    12,666        15,243       22,719       41,456       12,790        23,881      12,331
                                         --------    ----------  -----------  -----------   ----------   -----------  ----------

         Total assets                     919,616     9,617,547   14,588,664   26,222,987    5,538,418    10,243,741   5,563,693
                                         --------    ----------  -----------  -----------   ----------   -----------  ----------

LIABILITIES:
Payable to participants                     1,361         3,450        3,911       22,035        5,150        11,048       8,386
                                         --------    ----------  -----------  -----------   ----------   -----------  ----------

         Total liabilities                  1,361         3,450        3,911       22,035        5,150        11,048       8,386
                                         --------    ----------  -----------  -----------   ----------   -----------  ----------

NET ASSETS AVAILABLE FOR
  BENEFITS                               $918,255    $9,614,097  $14,584,753  $26,200,952   $5,533,268   $10,232,693  $5,555,307
                                         ========    ==========  ===========  ===========   ==========   ===========  ==========


                                        New       International
                                      Horizons        Stock       Participant
                                        Fund          Fund          Loans*         Total
                                      --------    -------------   -----------   -----------
ASSETS:
 Investments, at fair value:
  Shares of registered investment
    companies                         $559,770      $247,520      $       --    $72,453,920
  Shares of the Service Merchandise
    Company, Inc. common stock              --            --              --        906,950
  Participant notes receivable              --            --       5,030,526      5,030,526
                                      --------      --------      ----------    -----------
      Total investments                559,770       247,520       5,030,526     78,391,396
                                      --------      --------      ----------    -----------

Receivables:
  Participants' contributions            3,229         1,309              --        137,815
  Employer's contributions                  --            --              --             --
  Interest                                  64            43              --          7,916
                                      --------      --------      ----------    -----------
      Total receivables                  3,293         1,352              --        145,731
                                      --------      --------      ----------    -----------

         Total assets                  563,063       248,872       5,030,526     78,537,127
                                      --------      --------      ----------    -----------

LIABILITIES:
Payable to participants                    586           411              --         56,338
                                      --------      --------      ----------    -----------

         Total liabilities                 586           411              --         56,338
                                      --------      --------      ----------    -----------

NET ASSETS AVAILABLE FOR
  BENEFITS                            $562,477      $248,461      $5,030,526    $78,480,789
                                      ========      ========      ==========    ===========


* Investments representing five percent or more of net assets available for benefits.

NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                         Service
                                        Merchandise
                                       Company, Inc.        New            U.S.         Equity         Capital
                                          Common          Income         Treasury       Income      Appreciation
                                          Stock*           Fund*           Fund*         Fund*          Fund*
                                       --------------------------------------------------------------------------
ASSETS:
Investments, at fair value:
 Shares of registered investment
  companies                            $       -          $10,022,754    $14,764,122    $26,117,730   $5,610,575
 Shares of the Service Merchandise
  Company, Inc. common stock            5,584,762                   -              -              -            -
 Participant notes receivable                   -                   -              -              -            -
                                       ----------         -----------    -----------    ------------  ----------
     Total investments                  5,584,762          10,022,754     14,764,122     26,117,730    5,610,575
                                       ----------         -----------    -----------    ------------  ----------

Receivables:
 Participants' contributions               20,248              16,072         25,049         43,345       15,246
 Employer's contributions                   3,077               2,623          4,180          6,438        2,204
 Interest                                   1,024                 835          1,717          1,997          458
                                       ----------         -----------    -----------    -----------   ----------
     Total receivables                     24,349              19,530         30,946         51,780       17,908
                                       ----------         -----------    -----------    -----------   ----------

      Total assets                      5,609,111          10,042,284     14,795,068     26,169,510    5,628,483
                                       ----------         -----------    -----------    ------------  ----------

LIABILITIES:
 Payable to participants                   13,493               9,843          9,998         56,461       13,463
                                       ----------         -----------    -----------    -----------   ----------

      Total liabilities                    13,493               9,843          9,998         56,461       13,463
                                       ----------         -----------    -----------    -----------   ----------

NET ASSETS AVAILABLE FOR
 BENEFITS                              $5,595,618         $10,032,441    $14,785,070    $26,113,049   $5,615,020
                                       ==========         ===========    ===========    ===========    ==========


                                       Spectrum
                                        Growth            Balanced       Participant
                                         Fund*              Fund*          Loans*         Total
                                       ------------------------------------------------------------
ASSETS:
Investments, at fair value:
 Shares of registered investment
  companies                            $8,975,453         $ 4,836,653    $         -    $70,327,287
 Shares of the Service Merchandise
  Company, Inc. common stock                    -                   -              -      5,584,762
 Participant notes receivable                   -                   -      4,593,367      4,593,367
                                       ----------         -----------    -----------    -----------
     Total investments                  8,975,453           4,836,653      4,593,367     80,505,416
                                       ----------         -----------    -----------    -----------

Receivables:
 Participants' contributions               24,898              11,495              -        156,353
 Employer's contributions                   3,685               1,727              -         23,934
 Interest                                     902                 313              -          7,246
                                       ----------         -----------    -----------    -----------
     Total receivables                     29,485              13,535              -        187,533
                                       ----------         -----------    -----------    -----------

      Total assets                      9,004,938           4,850,188      4,593,367     80,692,949
                                       ----------         -----------    -----------    -----------

LIABILITIES:
 Payable to participants                   13,447              23,256              -        139,961
                                       ----------         -----------    -----------    -----------

      Total liabilities                    13,447              23,256              -        139,961
                                       ----------         -----------    -----------    -----------

NET ASSETS AVAILABLE FOR
 BENEFITS                              $8,991,491         $ 4,826,932    $ 4,593,367    $80,552,988
                                       ==========         ===========    ===========    ===========

* Investments representing five percent or more of net assets available for benefits.

CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                               Service
                                             Merchandise
                                            Company, Inc.        New             U.S.             Equity           Capital
                                               Common           Income         Treasury           Income         Appreciation
                                                Stock            Fund            Fund              Fund              Fund
                                            -------------     ----------      -----------       -----------      ------------
Additions to net assets attributed to:
 Investment income:
  Net (depreciation) appreciation in
   fair value of investments                 $(5,288,061)     $ (277,437)     $        --       $   306,584     $  (505,775)
  Dividends and interest                          48,692         802,416          787,744         2,234,774         854,067
                                             -----------      ----------      -----------       -----------     -----------
                                              (5,239,369)        524,979          787,744         2,541,358         348,292
                                             -----------      ----------      -----------       -----------     -----------
Contributions:
 Participants'                                   836,387         801,387        1,183,674         2,301,324         764,150
 Employer's                                       62,693          61,661           90,432           165,857          53,381
                                             -----------      ----------      -----------       -----------     -----------
                                                 899,080         863,048        1,274,106         2,467,181         817,531
                                             -----------      ----------      -----------       -----------     -----------
    Total additions                           (4,340,289)      1,388,027        2,061,850         5,008,539       1,165,823
                                             -----------      ----------      -----------       -----------     -----------

Deductions from net assets attributed to:
 Benefits paid to participants                   618,049       1,368,954        1,890,403         4,236,620         789,488
 Administrative expenses                          15,793          21,634           39,598            41,951          13,165
                                             -----------      ----------      -----------       -----------     -----------
    Total deductions                             633,842       1,390,588        1,930,001         4,278,571         802,653
                                             -----------      ----------      -----------       -----------     -----------
Net increase (decrease) prior to
 interfund transfers                          (4,974,131)         (2,561)         131,849           729,968         363,170

Interfund transfers                              296,768        (415,783)        (332,166)         (642,065)       (444,922)
                                             -----------      ----------      -----------       -----------     -----------

Net increase (decrease)                       (4,677,363)       (418,344)        (200,317)           87,903         (81,752)

Net assets available for benefits:
 Beginning of year                             5,595,618      10,032,441       14,785,070        26,113,049       5,615,020
                                             -----------      ----------      -----------       -----------     -----------
 End of year                                 $   918,255      $9,614,097      $14,584,753       $26,200,952     $ 5,533,268
                                             ===========      ==========      ===========       ===========     ===========



                                         Spectrum                       New          International
                                          Growth      Balanced        Horizons           Stock        Participant
                                           Fund         Fund            Fund             Fund            Loans            Total
                                       -----------   -----------    ------------     -------------    -----------      -----------
Additions to net assets attributed to:
 Investment income:
  Net (depreciation) appreciation in
   fair value of investments           $   337,821   $   603,067    $    (42,004)      $    (2,560)     $       --     $(4,868,365)
  Dividends and interest                   925,146       185,985          29,812            10,139              --       5,878,775
                                       -----------    ----------    ------------       -----------      ----------     -----------
                                         1,262,967       789,052         (12,192)            7,579              --       1,010,410
                                       -----------    ----------    ------------       -----------      ----------     -----------

Contributions:
 Participants'                           1,318,176       639,392         109,479            48,684              --       8,002,653
 Employer's                                 92,348        46,384           7,474             3,905              --         584,135
                                       -----------    ----------    ------------       -----------      ----------     -----------
                                         1,410,524       685,776         116,953            52,589              --       8,586,788
                                       -----------    ----------    ------------       -----------      ----------     -----------

    Total additions                      2,673,491     1,474,828         104,761            60,168              --       9,597,198
                                       -----------    ----------    ------------       -----------      ----------     -----------

Deductions from net assets attributed to:
 Benefits paid to participants           1,227,782       740,743          14,337             9,607         607,484      11,503,467
 Administrative expenses                    21,112        11,243             956               478              --         165,930
                                       -----------    ----------    ------------       -----------      ----------     -----------
    Total deductions                     1,248,894       751,986          15,293            10,085         607,484      11,669,397
                                       -----------    ----------    ------------       -----------      ----------     -----------
Net increase (decrease) prior to
 interfund transfers                     1,424,597       722,842          89,468            50,083        (607,484)     (2,072,199)

Interfund transfers                       (183,395)        5,533         473,009           198,378       1,044,643             --
                                       -----------    ----------    ------------       -----------      ----------     -----------

Net increase (decrease)                  1,241,202       728,375         562,477           248,461         437,159      (2,072,199)

Net assets available for benefits:
 Beginning of year                       8,991,491     4,826,932              --               --        4,593,367      80,552,988
                                       -----------    ----------    ------------       -----------      ----------     -----------
 End of year                           $10,232,693    $5,555,307    $    562,477       $   248,461      $5,030,526     $78,480,789
                                       ===========    ==========    ============       ===========      ==========     ===========

CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                  Service
                                                Merchandise
                                               Company, Inc.              New                     U.S.                   Equity
                                                  Common                 Income                 Treasury                 Income
                                                   Stock                  Fund                    Fund                    Fund
                                               -------------             ------                 --------                 ------
Additions to net assets attributed to:
 Investment income:
  Net (depreciation) appreciation in
   fair value of investments                    $(5,101,424)          $   188,146              $         -             $ 3,315,199
  Dividends and interest                             59,055               744,756                  854,227               2,684,733
                                                -----------           -----------              -----------             -----------
                                                 (5,042,369)              932,902                  854,227               5,999,932
                                                -----------           -----------              -----------             -----------
Contributions:
 Participants'                                    1,146,759               899,213                1,420,841               2,194,460
 Employer's                                         172,161               135,332                  217,847                 307,546
                                                -----------           -----------              -----------             -----------
                                                  1,318,920             1,034,545                1,638,688               2,502,006
                                                -----------           -----------              -----------             -----------

   Total additions                               (3,723,449)            1,967,447                2,492,915               8,501,938
                                                -----------           -----------              -----------             -----------

Deductions from net assets attributed to:
 Benefits paid to participants                    1,067,767             1,835,741                2,936,024               3,860,137
 Administrative expenses                             23,942                22,810                   42,797                  38,522
                                                -----------           -----------              -----------             -----------

   Total deductions                               1,091,709             1,858,551                2,978,821               3,898,659
                                                -----------           -----------              -----------             -----------
Net increase (decrease) prior to
 interfund transfers                             (4,815,158)              108,896                 (485,906)              4,603,279

Interfund transfers                                (261,478)             (725,682)              (1,204,753)              1,094,674
                                                -----------           -----------              -----------             -----------

Net increase (decrease)                          (5,076,636)             (616,786)              (1,690,659)              5,697,953

Net assets available for benefits:
 Beginning of year                               10,672,254            10,649,227               16,475,729              20,415,096
                                                -----------           -----------              -----------             -----------

 End of year                                    $ 5,595,618           $10,032,441              $14,785,070             $26,113,049
                                                ===========           ===========              ===========             ===========

                                                 Capital           Spectrum
                                               Appreciation         Growth        Balanced       Participant
                                                   Fund              Fund           Fund            Loans                 Total
                                               -------------       ---------      ---------      -----------           ------------
Additions to net assets attributed to:
 Investment income:
  Net (depreciation) appreciation in
   fair value of investments                     $  125,516       $  412,555      $  595,125       $        -           $  (464,883)
  Dividends and interest                            712,905          946,129         204,827                -             6,206,632
                                                 ----------       ----------      ----------       ----------           -----------
                                                    838,421        1,358,684         799,952                -             5,741,749
                                                 ----------       ----------      ----------       ----------           -----------
Contributions:
 Participants'                                      825,522        1,319,504         604,220                -             8,410,519
 Employer's                                         113,916          182,211          87,090                -             1,216,103
                                                 ----------       ----------      ----------       ----------           -----------
                                                    939,438        1,501,715         691,310                -             9,626,622
                                                 ----------       ----------      ----------       ----------           -----------

   Total additions                                1,777,859        2,860,399       1,491,262                -            15,368,371
                                                 ----------       ----------      ----------       ----------           -----------

Deductions from net assets attributed to:
 Benefits paid to participants                    1,181,907        1,549,403         826,613          821,633            14,079,225
 Administrative expenses                             13,033           19,500          10,707                -               171,311
                                                 ----------       ----------      ----------       ----------           -----------

   Total deductions                               1,194,940        1,568,903         837,320          821,633            14,250,536
                                                 ----------       ----------      ----------       ----------           -----------
Net increase (decrease) prior to
 interfund transfers                                582,919        1,291,496         653,942         (821,633)            1,117,835

Interfund transfers                                 (29,909)         306,650          57,616          762,882                     -
                                                 ----------       ----------      ----------       ----------           -----------

Net increase (decrease)                             553,010        1,598,146         711,558          (58,751)            1,117,835

Net assets available for benefits:
 Beginning of year                                5,062,010        7,393,345       4,115,374        4,652,118            79,435,153
                                                 ----------       ----------      ----------       ----------           -----------

 End of year                                     $5,615,020       $8,991,491      $4,826,932       $4,593,367           $80,552,988
                                                 ==========       ==========      ==========       ==========           ===========

4.  RELATED PARTY TRANSACTIONS

     The Plan is administered by the Employee Benefit Plan Committee appointed by the Company's Board of Directors. T. Rowe Price of Baltimore, Maryland serves as trustee and investment manager. Fees paid to the trustee by Plan participants amounted to $165,930 and $171,311 for the years ended December 31, 1998 and 1997, respectively.

5.  PLAN TERMINATION


     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Plan assets will be distributed, if permissible, or transferred for the benefit of participants in relation to their vested account balances.


6.  TAX STATUS


     The Plan has received a determination letter indicating it is qualified under Section 401(a) and meets the additional requirements of Section 401(k) of the Internal Revenue Code. The Plan is exempt from federal income tax under Section 501(a) of the Internal Revenue Code.


7.  SUBSEQUENT EVENTS


     On March 27, 1999, the Company filed a voluntary petition for reorganization under Chapter 11 of title 11 of the United States Bankruptcy Code in the United States Bankruptcy Court seeking supervision of the Company's restructuring efforts. At this time, it is not possible to predict the outcome of the Chapter 11 Cases or their effect on the investment in the Company's common stock.


     Additionally, on March 18, 1999, the Plan was amended to remove the Company's common stock as an investment option for future contributions or changes in participant investment elections.


                                     ******

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        SERVICE MERCHANDISE
                                        COMPANY, INC.

Date: June 29, 1999                      /s/ C. Steven Moore
                                        --------------------------
                                        C. Steven Moore
                                        Committee Member

Date: June 29, 1999                      /s/ S. Cusano
                                        --------------------------
                                        S. Cusano
                                        Committee Member

Date: June 29, 1999                      /s/ Charles Septer
                                        --------------------------
                                        Charles Septer
                                        Committee Member

Date: June 29, 1999                      /s/ Thomas L. Garret, Jr.
                                        --------------------------
                                        Thomas L. Garrett, Jr.
                                        Committee Member

Date: June 29, 1999                      /s/ Eric A. Kovats
                                        --------------------------
                                        Eric A. Kovats
                                        Committee Member

SERVICE MERCHANDISE COMPANY, INC. SAVINGS AND INVESTMENT PLAN


SCHEDULE I - LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES DECEMBER 31, 1998
----------------------------------------------------------------------------

(a)                 (b)                                             (c)                               (d)                   (e)
                                                          Description of Investment
         Identity of issue, borrower,              including maturity date, rate of interest,                             Current
           lessor, or similar party                      collateral, par or maturity value            Cost                 Value
----     ----------------------------              ------------------------------------------     -------------        ------------

 *       Service Merchandise Company, Inc.         Common stock - S.50 par value                   $ 13,196,984        $    904,010

 *       Service Merchandise Company, Inc.         Cash - common stock purchase not yet settled           2,940               2,940

 *       T. Rowe Price                             New Income Fund                                    9,728,736           9,602,304

 *       T. Rowe Price                             U.S. Treasury Fund                                14,565,945          14,565,945

 *       T. Rowe Price                             Equity Income Fund                                21,155,341          26,181,531

 *       T. Rowe Price                             Capital Appreciation Fund                          5,865,200           5,525,628

 *       T. Rowe Price                             Spectrum Growth Fund                               9,272,678          10,219,860

 *       T. Rowe Price                             Balanced Fund                                      4,260,285           5,551,362

 *       T. Rowe Price                             New Horizons Fund                                    582,941             559,770

 *       T. Rowe Price                             International Stock Fund                             248,507             247,520

         Participant notes receivable              Interest rates ranging from 7.0% to 12.5%          5,030,526           5,030,526
                                                                                                   ------------        ------------
             Total investments                                                                     $ 83,910,083        $ 78,391,396
                                                                                                   ============        ============

*Represents party-in-interest.

SERVICE MERCHANDISE COMPANY, INC. SAVINGS AND INVESTMENT PLAN


SCHEDULE II - LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

         (a)                    (b)              (c)         (d)         (e)         (f)          (g)         (h)          (i)
                           Description of
                           asset (include                                                                   Current
                           interest rate                                           Expense                  value of
                            and maturity                                           incurred                 asset on
   Identity of party          in case          Purchase    Selling      Lease        with       Cost of    transaction   Net gain
       involved              of a loan)          price      price       rental    transaction    asset         date      or (loss)
----------------------  --------------------  ----------  ----------  ----------  -----------  ----------  -----------  ----------
Single transactions

None

Series of transactions

T. Rowe Price           U.S. Treasury Fund    $2,908,465  $    -      $    -      $     -      $2,908,465  $2,908,465   $     -
T. Rowe Price           U.S. Treasury Fund         -       3,106,522       -            -       3,106,522   3,106,522         -

T. Rowe Price           Equity Income Fund     4,746,180       -           -            -       4,746,180   4,746,180         -
T. Rowe Price           Equity Income Fund         -       4,988,963       -            -       3,797,600   4,988,963    1,191,363

T. Rowe Price           Spectrum Growth Fund   2,475,106       -           -            -       2,475,106   2,475,106         -
T. Rowe Price           Spectrum Growth Fund       -       1,568,520       -            -       1,377,687   1,568,520      190,833

                                 EXHIBIT INDEX


Exhibit No.     Description                           Submission Media
-----------     --------------------------------      ----------------
Ex 23           Consent of Deloitte & Touche LLP,     Electronic
                Independent Public Accountants,
                dated June 29, 1999